Filed pursuant to Rule 424(b)(3)

File No. 333-278477

APOLLO DEBT SOLUTIONS BDC

SUPPLEMENT NO. 4 DATED JULY 17, 2026

TO THE PROSPECTUS DATED APRIL 16, 2026

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Apollo Debt Solutions BDC (the “Company”), dated April 16, 2026 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are:

•	To disclose the Company’s offering of new 2033 Notes (as defined below); and

•	To update the Prospectus.

2033 Notes

On June 30, 2026, the Company issued $750 million in aggregate principal amount of 6.350% notes due 2033 (the “2033 Notes”) under the Company’s indenture with U.S. Bank Trust Company, National Association, dated as of March 21, 2024, and the seventh supplemental indenture, dated as of June 30, 2026. The 2033 Notes were issued in a private placement to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and to certain non-U.S. persons outside of the United States pursuant to Regulation S under the Securities Act. The 2033 Notes will mature on June 30, 2033 and may be redeemed in whole or in part at the Company’s option at any time at par value plus, in connection with any redemption prior to April 30, 2033, a “make-whole” premium.

The Company expects to use the net proceeds of the offering for general corporate purposes of the Company and the Company’s subsidiaries and/or to repay indebtedness, including under the Company’s revolving credit facility.

Updates to Prospectus

The paragraph titled “Pennsylvania” in the “Suitability Standards” section of the Prospectus is removed.

The following is added to the “Description of Our Common Shares – Reports to Shareholders” section of the Prospectus:

The Fund’s portfolio holdings, as well as certain other portfolio characteristics and partial information concerning portfolio holdings as of month-end, are available to shareholders at www.apollo.com/ads-bdc. The portfolio holdings and other information are generally posted within 20 business days after each month-end. The Fund’s portfolio holdings will remain available at this website until the subsequent month-end holdings have been posted. Such information should not be considered as a part of this prospectus or the registration statement of which this prospectus is a part, or as incorporated by reference into this prospectus or the registration statement, or as forming the basis of the offering of the Common Shares. Complete portfolio holdings for the Fund will also be available to shareholders in our annual report on Form 10-K and quarterly reports on Form 10-Q filed with the SEC.

The paragraph titled “Pennsylvania” in the suitability standards section in “Appendix A: Form of Subscription Agreement” is removed.